Joseph A. Herz

212-801-6926

herzj@gtlaw.com

May 12, 2016

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Re:	Rodin Income Trust, Inc.

Confidential Draft Registration Statement on Form S-11

Submitted February 2, 2016

CIK No. 0001664780

Dear Mr. Kluck:

On behalf of Rodin Income Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for submission to the Securities and Exchange Commission (the “Commission”) via EDGAR, a revised draft submission (the “Amended Submission”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on February 2, 2016 (the “Registration Statement”) on Form S-11.

The Amended Submission includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Michael Lehrman of the Company, dated March 7, 2016 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of the Amended Submission, which have been marked to indicate the location of changes from the Registration Statement, together with four copies of this response letter as submitted to the Commission.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Mr. Tom Kluck

May 12, 2016

Response:

The Company advises the Staff that, as of the date hereof, the Company has not provided, and it has not authorized any third party to provide, any written communications, as defined in Rule 405 under the Securities Act, to any potential investors in reliance on Section 5(d) of the Securities Act. Should the Company or anyone authorized on the Company’s behalf provide any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such materials to the Commission.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:

The Company advises the Staff that it will provide copies to the Staff of any graphics, maps, photographs and related captions or other artwork, including logos (collectively, the “Artwork”), that the Company intends to use in the prospectus when such Artwork becomes available. The Company acknowledges and agrees that it will not include any Artwork in any preliminary prospectus which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.

3.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response:

The Company advises the Staff that, as of the date hereof, no supplemental sales literature has been prepared. The Company acknowledges the Staff’s comment and confirms that it will submit to the Commission sales materials, including broker-dealer use only material, prior to using such materials and for the duration of the Company’s proposed offering.

4.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of

Mr. Tom Kluck

May 12, 2016

Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions at 202-551- 3440.

Response:

The Company advises the Staff that it has reviewed the applicability of the tender offer rules, including Rule 13e-4 of the Securities Exchange Act of 1934, as amended, and Regulation 14E, to the Company’s share repurchase program and has determined that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. The Company acknowledges that it is responsible for: (i) analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to the Company’s share repurchase program; and (ii) considering all of the elements of the Company’s share repurchase program in determining whether the program is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters.

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:

The Company advises the Staff that it has reviewed the applicability of Regulation M to the Company’s share repurchase program and has determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP (the “Class Exemptive Letter”). The Company acknowledges that it is responsible for: (i) analyzing the applicability of the tender offer rules and Regulation M to the Company’s share redemption program; and (ii) considering all of the elements of the Company’s share repurchase program in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the Class Exemptive Letter.

6.

We note your disclosure on page 10, stating “Throughout their careers, our advisor’s executives have collectively originated, acquired, structured, managed, distributed and serviced over $250 billion of commercial real estate investments consistent with our company’s investment strategy throughout numerous real estate cycles.” We further note your disclosure on page 31, under the heading “Our sponsor and its affiliates have not sponsored prior real estate investment programs that otherwise would be required to be

Mr. Tom Kluck

May 12, 2016

disclosed under applicable rules and regulations of the SEC, which means that you will be unable to assess their prior performance with other investment programs.” Please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or provide us with a detailed analysis of you believe it is not required. Please also refer to CF Disclosure Guidance: Topic No. 6.

Response:

The Company advises the Staff that it believes that it has complied with the applicable provisions of Guide 5, as updated by CF Disclosure Guidance: Topic No. 6 (collectively, “Guide 5”), including Item 8 (Prior Performance of the General Partner and Affiliates), as discussed below.

Item 8 requires disclosure of performance information with respect to prior programs of the sponsor that have invested primarily in real estate. Although not defined in Guide 5, in the Commission’s releases that accompanied the adoption and revisions to Guide 5, the Commission discussed what it meant by the term “program” as used Guide 5. In Release No. 34-18161, for example, the Commission makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering”; (ii) a second “operational phase of the program [which] commences with the acquisition of properties”; and (iii) a third phase in which “depending on the investment objectives of the program, the program is “completed” as the partnerships are liquidated and wound down.”

Based on the foregoing, the Company believes that neither the sponsor nor any of the companies affiliated with the sponsor (the “Affiliates”) have been a sponsor of any such program in the last ten years. In this regard, the sponsor is a newly formed entity with no prior activities. The Company also has analyzed the activities of the Affiliates and it does not believe that any of such companies have sponsored a program for purposes of Guide 5. The Company believes that it has appropriately disclosed in the Registration Statement that its sponsor and the Affiliates have not sponsored prior real estate programs that otherwise would be required to be disclosed under applicable rules and regulations of the Commission, including a risk factor on page 28 of the Amended Submission with this specific risk identified and described.

In support of the disclosures relating to the experience of certain executive officers of the Company included in the Registration Statement, the Company has provided additional disclosure in a new subsection titled “Management—Certain Prior Experience” on page 73 of the Amended Submission, which includes a description of the activities of Cantor Commercial Real Estate (“CCRE”) and Resolution Recovery Partners, L.P. (“RRP”) and the positions of certain of the Company’s executive officers at these companies. The Company notes that it has reviewed and analyzed each of CCRE and RRP as to whether such companies are programs of the sponsor for purposes of Guide 5. While both CCRE and RRP invest in assets that may be similar to the investments proposed to be made by the Company, the Company determined that neither CCRE nor RRP is a program for purposes of Guide 5. Specifically, CCRE is a joint venture with institutional partners and RRP was acquired by Cantor after the sponsor of RRP had already raised funds and RRP had invested a significant portion of such funds.

Mr. Tom Kluck

May 12, 2016

7.	Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including a reference to the expiration date specified by Section 4(3) of the Securities Act.

8.	We note your disclosure that you reserve the right to reallocate shares of common stock between the classes identified. Please provide us your analysis as to why you believe the classes of shares are the same security for registration purposes. We note that the classes differ in offering price, underwriting commissions and distribution amounts.

Response:

The Company advises the Staff that the Class A Shares, Class T Shares and Class I Shares of common stock of the Company have identical rights and privileges, including voting rights. The differences among the share classes in the offering are limited to the underwriting compensation, which results in different offering prices, and distribution amounts. The Company does not believe that these differences alter the common and fundamental characteristics of each class of common stock in the offering. Accordingly, the Company believes that the Class A Shares, Class T Shares and Class I Shares are the same security for registration purposes.

9.	Please expand your disclosure to describe factors considered in determining the offering price. See Item 505(a) of Regulation S-K.

Response:

The Company advises the Staff that the prospectus includes disclosure on the prospectus cover and pages 6 and 13 noting that the offering prices of the Class A, Class T and Class I shares were established by the Company on an arbitrary basis. In addition, the Company has added disclosure in the section titled “Plan of Distribution” on page 156 of the Amended Submission to note that the board of directors of the Company arbitrarily determined the selling prices of the share of common stock, consistent with certain other comparable real estate investment programs in the market, and such prices bear no relationship to the Company’s book or asset values, or to any other established criteria for valuing the shares of common stock to be issued.

Prospectus Cover Page

10.	We note your disclosure under the heading “Liquidity” on page 24 and under the heading “If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period” on page 37. Please include a summary risk factor on your cover page to clarify, if true, that you are not required to pursue or effect a liquidity event within a specified time frame or at all.

Mr. Tom Kluck

May 12, 2016

Response:

In response to the Staff’s comment, the Company has added a summary risk factor on the cover page of the prospectus as follows: “We are not required to pursue or effect a liquidity event within a specified time period or at all.”

Questions and Answers About This Offering

What is the difference between the Class A, Class T and Class I Shares Being Offered?, page 2

11.	We note the reference to footnote 3 in the table appears to have been inadvertently omitted or mislabeled. Please revise to clarify.

Response:

In response to the Staff’s comment, the Company has revised the table on page 2 of the Amended Submission to include a footnote 3 immediately following the text in the line that begins “Distribution Fee (per share)”.

Prospectus Summary, page 8

Compensation to Our Advisor and its Affiliates, page 14

12.	Please revise your disclosure in this table to clarify the recipient of each type of compensation.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 14—18 and 77 – 80 of the Amended Submission to clarify the recipient of each type of compensation.

Reimbursement of certain offering expenses to our sponsor and its affiliates, page 18

13.	Please revise to clarify the liquidity events that could trigger a reimbursement of selling commissions paid by your sponsor.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 80 to clarify the events that could trigger a reimbursement of the selling commissions paid by the Company’s sponsor.

14.	We note your disclosure that you cannot determine the minimum or maximum amounts of reimbursement of selling commissions at this time. However, we note that in the tables under “Estimated Use of Proceeds” on page 63 you have quantified the minimum and maximum amounts of the sponsor support of selling commissions and indicated that such amounts are subject to a reimbursement under certain circumstances. Please revise this section to reconcile these disclosures or advise us why you believe such reconciliation is not necessary

Mr. Tom Kluck

May 12, 2016

Response:

The Company has revised the disclosure on 18 and 80 to include the minimum and maximum amounts of the sponsor support of selling commissions consistent with the disclosure contained in the tables under the section of the Registration Statement titled “Estimated Use of Proceeds.”

Special Units, page 18

15.	We note your disclosure that Rodin Income Trust OP Holdings, LLC was issued special units and will receive distributions on such special units equal to 15% of your net cash flows under the circumstances described in this section “in consideration of services to be provided by [your] advisor.” Please revise to clarify the services for which the special units and distributions thereon are consideration.

Response:

The Company has revised the disclosure on pages 18 and 80 of the Amended Submission to clarify that the right of Rodin Income Trust OP Holdings, LLC (the “Special Unit Holder”) to receive distributions on the special units equal to 15% of the Company’s net cash flows as described in the subsection titled “Special Units—Rodin Income Trust OP Holdings, LLC” is part of the overall consideration to be received by the advisor and its affiliates for the services to be provided by the advisor and its affiliates under the terms of the advisory agreement with the Company. Certain of these services are described on page 71 of the Amended Submission.

16.	Please revise your disclosure to clarify at what time(s) and with what frequency Rodin Income Trust OP Holdings, LLC will be entitled to receive distributions equal to 15% of your net cash flows under the circumstances described in this section.

Response:

The Company advises the Staff that the Special Unit Holder will not be entitled to receive distributions equal to 15% of the Company’s net cash flows unless the stockholders have received or are deemed to have received cumulative distributions equal to their invested capital plus a 7% cumulative non-compounded annual pre-tax return on such invested capital and there is no way to know when, or if, that will occur. In addition, different triggering events will precipitate the payment of distributions with respect to the special units and there is no way to know when, or if, any of such events will occur. The distributions on the special units will be paid upon a triggering event only after the holders of common stock of the Company have received a return of capital and a 7% return on their shares of common stock. In the event that this hurdle is met and the Company continues in existence, the operating partnership agreement will provide that such distributions will be paid quarterly by the Company, unless the Company otherwise determines to make such distributions on a more frequent basis.

Mr. Tom Kluck

May 12, 2016

17.	We note your disclosure in this section stating, “In addition, Rodin Income Trust OP Holdings, LLC will be entitled to a separate payment if it redeems its special units.” Please revise to clarify whether this “separate payment” is the redemption payment described in this section or a different payment in addition to the redemption payment and, in the latter case, please revise to describe in more detail and to quantify this separate payment payable upon redemption.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 80 of the Amended Submission to clarify that the separate payment is the redemption payment described in this section of the prospectus.

18.	We note your disclosure in this section describing the redemption payment as the “amount that Rodin Income Trust OP Holdings, LLC would have been entitled to receive had our operating partnership disposed of all of its assets at the enterprise valuation as of the date of the event triggering the redemption.” Please revise to clarify how you will determine the share of the enterprise valuation to which Rodin Income Trust OP Holdings, LLC will be entitled at the time of a triggering event.

Response:

The Company has revised the disclosure on page 18 and 81 of the Amended Submission to disclose that in the event of a redemption of the special units in connection with a listing, a merger, consolidation or sale of substantially all of the Company’s assets or similar transaction pursuant to which a majority of the members of the board of directors of the Company then in office are replaced or removed, the occurrence of certain events that result in the termination or non-renewal of the advisory agreement, or an underwritten public offering, the Special Unit Holder will be entitled to 15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 7% return on their shares of common stock and after the reimbursement of the payment of certain selling commission by the sponsor.

Distributions, page 22

19.	Please revise your disclosure to clarify whether the Class A shares purchased by your sponsor pursuant to the distribution support commitment will be eligible to participate in all distributions paid on Class A shares.

Response:

The Company has revised the disclosure throughout the Amended Submission to note that the class of shares of the Company to be purchased by the sponsor pursuant to the distribution support agreement will be Class I Shares. In addition, the Company has revised the disclosure on pages 21 and 144 of the Amended Submission to clarify that the Class I Shares purchased by the sponsor pursuant to the distribution support agreement will be eligible to receive all distributions paid on Class I Shares.

Mr. Tom Kluck

May 12, 2016

Risk Factors

If we pay cash distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced, page 27

20.	Please revise to specifically address the dilution to new investors caused by distributions made to stockholders that are in excess of taxable income.

Response:

The Company has revised the risk factor titled “If we pay cash distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced” on page 25 of the Amended Submission to specifically address the dilution to new investors in the Company caused by distributions made to stockholders that are in excess of taxable income.

Estimated Use of Proceeds, page 63

21.	Please revise the table presenting information about use of proceeds raised in the offering with respect to Class T shares, and footnote 4 thereto, to include a separate footnote discussing the distribution fees payable to your dealer manager. Additionally, please include a reference to the new footnote in the rows labeled “Selling Commissions” and “Dealer Manager Fee.”

Response:

In response to the Staff’s comment, the Company has revised the table on page 61 of the Amended Submission to include (i) a separate footnote discussing the distribution fees payable to the dealer manager and (ii) a reference to the new footnote in the rows of the table labeled “Selling Commissions” and “Dealer Manager Fee.”

22.	In footnote 6 to the use of proceeds table with respect to the Class T shares, you disclose that “loan acquisition fees” would be $9.6 million. It appears that this amount reflects acquisition fees that would be applicable to the entire portfolio, not just the leveraged portion. Please advise. This comment is also applicable to footnote 5 to the Class I shares use of proceeds table on page 67.

Response:

In response to the Staff’s comment, the Company confirms that footnote 7 in the table with respect to the Class T Shares and footnote 5 in the table with respect to the Class I Shares appearing in the section titled “Use of Proceeds” on pages 62 and 63, respectively, of the Amended Submission each reflects an amount of acquisition fees that would be applicable to the entire portfolio, not just the leveraged portion.

Mr. Tom Kluck

May 12, 2016

23.	We note your disclosure in footnote 6 on page 65, footnote 6 on page 66, and footnote 5 on page 68, that compensation to be paid to your advisor may be increased subject to approval by your independent directors and the other limitations in your advisory agreement and your charter. Please disclose whether you may increase the compensation payable to your advisor and its affiliates without notice to your stockholders.

Response:

The Company has revised the disclosure on page 71 of the Amended Submission to disclose that in the event that there is an increase in the compensation payable to the Company’s advisor or its affiliates following approval by the Company’s independent directors and subject to the other limitation in the Company’s advisory agreement and charter, the Company will disclose such increase in a current report, to the extent that such disclosure would be required pursuant to such report, or in a periodic report, and in a supplement, if the change occurred during the offering period.

Management, page 69

24.	Please provide separate disclosure regarding the significant employees of your advisor, or advise us why no such disclosure is material to stockholders. Please refer to Item 401(c) of Regulation S-K.

Response:

The Company advises the Staff that as of the date hereof, there are no significant employees of the advisor in addition to the executive officers of the Advisor as disclosed on page 66 of the Amended Submission. To the extent that the advisor retains significant employees in the future within the meaning of Item 401(c) of Regulation S-K, such employees will be disclosed in the Company’s prospectus in connection with the offering.

Management Compensation, page 80

25.	We note your disclosure in footnote 6, stating “the maximum amount of underwriting compensation from all sources is $90,500,000 million, which is 90.5% of the maximum amount of gross offering proceeds . . . ..” Please revise to clarify, if true, that the maximum amount of underwriting compensation reflected in the table is 9.05% of the maximum gross offering proceeds. Additionally, we note your disclosure elsewhere that you may, under certain circumstances, continue paying the distribution fee until either total underwriting compensation paid with respect to all Class, A, Class T, and Class I shares would be in excess of 10% of gross primary offering proceeds or total underwriting compensation with respect to a particular stockholder’s Class T shares would be in excess of 10% of total gross offering price at the time of the investment in the Class T Shares held in such account. Please reconcile that disclosure to your disclosure in footnote 6 indicating that you have assumed for purposes of this table that total maximum underwriting compensation will be 9.05% of maximum gross offering proceeds.

Mr. Tom Kluck

May 12, 2016

Response:

The Company has revised the disclosure in footnote 6 in the section titled “Management Compensation” on page 81 of the Amended Submission in response to the Staff’s comment.

Stock Ownership, page 86

26.	In a footnote to the table, please disclose the name(s) of the natural person(s) that have ultimate voting or dispositive control over the company’s common shares that are held by Cantor Real Estate Investment Management, LLC.

Response:

The Company has added a footnote to the table on page 83 of the Amended Submission to disclose the name of the natural person that has ultimate voting and dispositive control over the Company’s shares of common stock held by Cantor Real Estate Investment Management, LLC.

Conflicts of Interest, page 87

27.	Please revise your disclosure in this section to include all of the disclosures required by Item 404 of Regulation S-K or cross-references to the sections where such information may be found.

Response:

The Company advises the Staff that it has disclosed the related party transactions required to be disclosed pursuant to Item 404 of Regulation S-K throughout the Registration Statement, including in the sections titled “Management Compensation” and “Conflicts of Interests”. In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Amended Submission to provide a cross-reference to the “Management Compensation” section of the prospectus, which contains a description of the Company’s proposed transactions with the advisor, the dealer manager, the Special Unit Holder and their respective affiliates.

Investment Objectives and Criteria, page 94

28.	We note your disclosure that your board may revise your investment policies without the approval of your stockholders. Please revise to clarify how you will notify stockholders of changes in your investment policies.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Amended Submission to disclose that any material changes to the Company’s investment policies will be disclosed in its next required periodic report following the approval of such changes by the Company’s board of directors.

Mr. Tom Kluck

May 12, 2016

Plan of Operation, page 110

29.	We note your statement in this section that you are dependent upon the net proceeds from this offering and your private offering to conduct your proposed operations; however, it does not appear from your disclosure that you are contemplating a private offering at this time. Please revise to remove this reference or clarify

Response:

In response to the Staff’s comment, the Company has deleted the reference to a private offering on page 110 of the Amended Submission.

Plan of Distribution, page 162

30.	We note that your executive officers and directors, as well as officers and employees of your sponsor, your advisor and your sponsor’s and advisor’s affiliates and their respective immediate family members, may purchase Class A shares in the primary offering at a discount from the offering price. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response:

The Company has revised the disclosure in the Amended Submission to note that the class of shares of the Company that may be purchased by executive officers and directors, as well as officers and employees of the sponsor, the advisor and their respective affiliates and immediate family members will be Class I Shares. In addition, the Company has revised the disclosure on page 160 of the Amended Submission to clarify that the Company’s executive officers and directors, as well as officers and employees of the sponsor, the advisor and their respective affiliates and immediate family members may purchase Class I Shares to satisfy the minimum offering amount and that there is no limit on the amount of shares that may be purchased by such persons.

Consolidated Balance Sheet, page F-3

31.	You indicate elsewhere in the prospectus your sponsor invested $200,001 through the purchase of 8,180 Class A shares at $24.45 per share. Please reconcile such share total to the 8,810 shares noted as being issued per your balance sheet, and amend or advise as necessary.

Response:

The Company has revised the disclosure on page F-3 of the Amended Submission to correct the number of Class A Shares initially purchased by the sponsor in response to the Staff’s comment.

***

Mr. Tom Kluck

May 12, 2016

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz

cc:	Sara von Althann, Esq.
Mr. Mark Rakip
Ms. Kristi Marrone
Mr. Michael Lehrman, Rodin Income Trust, Inc.
Stephen Merkel, Esq., Rodin Income Trust, Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP